EXHIBIT 18.1

March 16, 2011

Metals USA Holdings Corp.

2400 East Commercial Boulevard, Suite 905

Fort Lauderdale, Florida 33308

Dear Sirs/Madams:

We have audited the consolidated financial statements of Metals USA Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 16, 2011, which expresses an unqualified opinion. Note 13 to such financial statements contains a description of your change during the year ended December 31, 2010 in the date of your annual goodwill impairment test from December 31 to October 31. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Houston, Texas